Exhibit 99.1

PRESS RELEASE

CHC Helicopter
Corporation

T 604.276.7500
F 604.232.8341
www.chc.ca

CHC awarded new contracts and contract extensions in North Sea

Friday, 8th July 2005, Vancouver, B.C., Canada: CHC Helicopter Corporation (“CHC”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) has today signed a new five-year contract, plus two two-year options, with Nexen Petroleum U.K. Limited for the provision of helicopter services in support of Nexen’s UK Central and Northern North Sea operations. The service, including support for the Buzzard field hook up and commissioning, will utilize a dedicated Super Puma AS332L, plus AS332L flight hours from the CHC pool of aircraft. This contract was awarded after a competitive bid process and represents new work for CHC commencing September 1, 2005.

CHC has also been awarded a new two-year contract, plus three one-year options, by The Peak Group, for the provision of helicopter services from CHC’s pool of Super Puma aircraft in support of drilling programs in the Southern and Northern North Sea. The contract is valued at approximately $2 million per annum.

In addition, CHC announces the following contract extensions:

The Irish Department of Communications, the Marine and Natural Resources (Irish Coast Guard) has extended contracts for the provision of emergency Search and Rescue helicopter services at Dublin, Sligo and Shannon until June 30, 2007.

Maersk Olie og Gas AS has exercised an option to extend until June 30, 2006 a contract for the provision of Super Puma helicopter services in the Danish sector of the North Sea.

Kerr-McGee has exercised an option to extend for one additional year a contract for the provision of one dedicated Super Puma Mk2 based in Aberdeen, Scotland.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Chris Flanagan,
And Chief Financial Officer	Director of Communications
604-276-7500	604-279-2493/340-7659

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@chc.ca.